UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2006

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-held Company Corporate Taxpayer’s ID (CNPJ) #60.746.948/0001 -12

Notice to Stockholders

The Management Bodies of Banco Bradesco S.A., in meetings held on September 18th, 2006, decided:

  to amortize, in the current quarter, the existing Goodwills, which on June 30th , 2006 totaled R$2.055 billion, with the consequent net impact on the Company’s result in the amount of R$1.356 billion;

  with the purpose of resetting the Bank's capitalization levels, as a result of the amortization of the Goodwills, to propose to the stockholders a Capital Stock increase in the amount of R$1.2 billion, by means of the issuance of new stocks;

  in order to enable the full exercise of the subscription rights in the proposed capital increase, without the need of disbursement on the account of stockholders, to anticipate the declaration and payment of Complementary Interest on Own Capital and Dividends, in the amount of R$1.391 billion.

I. Amortization of the Existing Goodwills

The anticipation of the amortization of the total Goodwills, which would be made in accordance with the flow below, will not affect the distribution of Dividends and/or Interest on Own Capital for the year of 2006. In addition, it will bring positive impact in future results, once the referred expense will not be recorded in the mentioned results, and accordingly in the capital compensation of the stockholders, in the net amount of approximately R$400 million.

Previously Disclosed Flow of Amortization of Goodwills
Reference Date: 6.30.2006 – R$ million

2nd half/06	2007	2008	2009	2010	2011-2016	Total

235	449	449	382	348	192	2,055

II. Capital Stock Increase with Subscription of New Stocks

With the purpose of resetting the Bank’s capitalization levels, as a result of the amortization of the Goodwills, the Board of Directors called the Company’s stockholders for the Special Stockholders’ Meeting, to be held on October, 5th, 2006, at 4:00 pm, at the headquarters, Cidade de Deus, Vila Yara, Osasco, SP, in Salão Nobre of the 5th floor, Prédio Novo, in order to resolve on the proposal for the Capital Stock increase in the amount of R$1,200,000,000.00, increasing it from R$13,000,000,000.00 to R$14,200,000,000.00, by means of the issuance of 21,818,182 new book-entry registered stocks, with no par value, of which 10,909,152 are common stocks and 10,909,030 are preferred stocks, at the price of R$55.00 per stock, by means of private subscription by the stockholders in the period from October 19th, 2006 to November 20th, 2006, in the proportion of 2.226746958% on the stockholding position held by each one on the date of the Meeting, with payment in cash of 100% of the amount of the subscribed stocks, on December 7th, 2006.

The exercise of the subscription right of the stocks to be issued will not cause any disbursement of resources on the account of the stockholders enrolled in the Bank’s registrations on October 5th, 2006, once the payment may be carried out with the use of credits relating to the Complementary Interest on Own Capital and Dividends to be paid on the same date of the payment of the subscribed stocks, pursuant to the provision in Item III.

..2.

Right of the Subscribed Stocks – Entitled to Dividends and/or Monthly and possibly Complementary Interest on Own Capital to be declared as from the date of their inclusion in the stockholders’ position, which will take place after the approval of the respective process by the Central Bank of Brazil, as well as, fully, to possible advantages attributed to other stocks as from the aforementioned date.

III. Declaration and Payment of Complementary Interest on Own Capital and Dividends

In order to enable the stockholders to subscribe the capital increase proposed in Item II, without any disbursement of resources, the Board of Directors will resolve, at a meeting on October 5th, 2006, the following payments to the Company’s stockholders, to be made on December 7th, 2006:

  Complementary Interest on Own Capital, in the amount of R$0.784333536 per common stock and R$0.862766889 per preferred stock, whose payment will be made by the net amount of R$0.666683505 per common stock and R$0.733351856 per preferred stock, already deducting the fifteen percent (15%) of Withholding Income Tax, except for legal entities stockholders that are exempted from the referred taxation and will receive for the declared amount.

  Dividends, in the amount of R$0.568954689 per common stock and R$0.625850158 per preferred stock, whose payment will be made by the declared amount, without Withholding Income Tax, pursuant to Article 10 of Law # 9,249/95.

Complementary Interest on Own Capital and Dividends to be approved jointly represent approximately 41.3 times the Interest paid monthly, and will benefit stockholders enrolled in the Bank’s registrations on October 5th, 2006.

Below, the preliminary demonstrative table of Interest on Own Capital and Dividends of 2006:

In R$

Monthly Interest paid	256,361,134.10

Monthly Interest to be paid, relating to September, October, November and December of 2006	134,766,741.36

Intermediary Interest of the 1st half paid	336,990,727.74

Complementary Interest (*)	806,452,828.19

Dividends (*)	585,000,000.00

Total	2,119,571,431.39

(*) payment on December 7th, 2006

Per stock in R$

Type	Total Monthly Interest	Intermediary Interest of the 1st half	Complementary Interest	Dividends	Total

common stock	0.380475000	0.327750000	0.784333536	0.568954689	2.061513225

preferred stock	0.418522500	0.360525000	0.862766889	0.625850158	2.267664547

The Interest on Own Capital and Dividends relating to the stocks held on custody in CBLC - Brazilian Clearing and Depository Corporation will be paid to the referred CBLC, which will transfer them to the stockholders by means of the Custody Agents.

The amounts distributed, according to the demonstrative table above, are computed, net of Withholding Income Tax, in the calculation of the mandatory Dividends set forth in the Bylaws.

The Company may, based on the result reached in the fiscal year of 2006, distribute new Interest on Own Capital and/or Dividends to the stockholders.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 19th, 2006

BANCO BRADESCO S.A.

By:	/S/ Milton Almicar Silva Vargas
Milton Almicar Silva Vargas Executive Vice President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.